UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549              SEC File Number

                                                                    0-11412
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                           NOTIFICATION OF LATE FILING           CUSIP Number

                                                                  03233 23 06
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(Check One): [X] Form 10-K and Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K
[ ] Form 10-Q and Form 10-QSB [  ] Form N-SAR

                  For Period Ended:  September 30, 1995
                  [ ] Transition Report on Form 10-K
                  [ ] Transition  Report on Form 20-F
                  [ ] Transition Report  on Form  11-K
                  [ ] Transition  Report on Form 10-Q
                  [ ] Transition  Report on Form  N-SAR
                  Form the  Transition  Period Ended: __________________________

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|       Read Instruction Sheet Before Preparing Form. Please Print or Type.    |
|Nothing  in this  form  shall be  construed to imply that the  Commission  has|
|verified any information contained herein.                                    |
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

AMTECH SYSTEMS, INC.
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Full Name of Registrant

   N/A
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Former Name if Applicable

131 SOUTH CLARK DRIVE
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Address of Principal Executive Office (Street and Number)

TEMPE, ARIZONA  85281
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City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period.

In October 1995, the Company determined to dispose of its Contract Personnel Business in order to focus on its Semiconductor Equipment Business. The Company has an agreement in principal to transfer all of the stock of its wholly owned subsidiary, Echelon Service Company ("Echelon") to Eugene Hartman, an officer and director of the Company and the President of Echelon, in exchange for shares of Amtech common stock held by Mr. Hartman and certain other consideration. The transaction is scheduled to close December 29, 1995, but may be mutually extended by the parties. As a result of focusing its resources on this major transaction, and due to unexpected illnesses to personnel responsible for completion of the Company's audit and Form 10-K Annual Report, the Company will not be able to file its Form 10- K Annual Report by December 29, 1995. The Company will file its Form 10-K Annual Report by or before January 12, 1996.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

               ROBERT T. HASS                 (602)             967-5146
         ---------------------------      --------------  ----------------------
                   (Name)                  (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                                                               [X]  Yes   [ ] No

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(3)      Is it anticipated that any significant  change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               [ ]  Yes   [X] No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                              AMTECH SYSTEMS, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                           AMTECH SYSTEMS, INC.


Date:  December 29, 1995                   By /s/ Robert T. Hass
                                              ------------------
                                                  Robert T. Hass
                                                  Vice President-Finance


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